                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number: 3235-0058
                                                    Expires:    January 31, 2005
                                                    Estimated average burden
                                                    hours per response......2.50
                                                    ----------------------------
                                                    SEC FILE NUMBER   0-16176
                                                    ----------------------------
                                                    CUSIP NUMBER    581759107
                                                    ----------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR


       For Period Ended: December 31, 2002
                        ------------------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION

                     McLaren Performance Technologies, Inc.
--------------------------------------------------------------------------------
                            Full Name of Registrant

                McLaren Automotive Group, Inc.; ASHA Corporation
--------------------------------------------------------------------------------
                           Former Name if Applicable

                           32233 West Eight Mile Road
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Livonia, Michigan 48152
--------------------------------------------------------------------------------
                            City, State and Zip Code

                        PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a)  The reasons described in reasonable detail in Part III of this form
[X]       could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion (thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE


     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2002, could not be filed within the prescribed time period as the preparation of the financial statements and the review of the financial statements by the Registrant's independent auditors have not yet been completed. The Registrant was not able to complete its financial statements in time to file the subject Quarterly Report within the prescribed filing period without unreasonable effort or expense because it is still in the process of compiling information and all such information has not yet been received or reviewed. The Registrant and its independent auditors are working to complete the preparation and review of the Registrant's financial statements as expeditiously as possible. The Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

================================================================================

                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

           Chris J. Panzl             248                      477-6240
 ----------------------------  ------------------    ---------------------------
               (Name)             (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                     McLaren Performance Technologies, Inc.
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date  February 14, 2003       By          /s/ Chris J. Panzl
     -------------------------   ----------------------------------------------
                                   Chris J. Panzl, Its: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              General Instructions


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).